Exhibit 99.1

The Shanghai High People’s Court Concludes Trial in Shanghai Xiao-i’s Patent Infringement Lawsuit against Apple

SHANGHAI, August 27, 2024 -- Xiao-I Corporation (“Xiao-I” or the “Company”) (NASDAQ: AIXI), a leading artificial intelligence company, today provided an update on its VIE’s ongoing patent infringement lawsuit against Apple (as defined below). The lawsuit centers on the alleged infringement on Chinese invention patent ZL200410053749.9 owned by Shanghai Xiao-i Robot Technology Co., Ltd. (“Shanghai Xiao-i”). As a holding company incorporated in the Cayman Islands with no material operations of its own, Xiao-I conducts a substantial majority of its operations through Shanghai Xiao-i, a variable interest entity (the “VIE”), in China.

On August 3, 2020, Shanghai Xiao-i filed a lawsuit with the Shanghai High People’s Court (the “Shanghai High Court”) in China, against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together and collectively, “Apple”), demanding that Apple cease its infringement of Shanghai Xiao-i’s intelligent assistant patent (ZL200410053749.9 invention patent) by its Siri (intelligent assistant) (the “Patent Infringement Case”). On August 27, 2020, the Shanghai High Court formally accepted the Patent Infringement Case filed by Shanghai Xiao-i against Apple. On September 4, 2021, Shanghai Xiao-i filed a behavior preservation application (injunction) with the Shanghai High Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-i’s patent. On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-i with the Shanghai High Court, requesting (i) confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and (ii) Shanghai Xiao-i to compensate the plaintiff for reasonable expenses. On January 29, 2024, the Shanghai High Court decided to merge the above two cases for trial (the “Patent Infringement Case Trial”).

On March 27, 2023, the Beijing Intellectual Property Court notified that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-i, regarding the 58271 and 58272 Review Decision of Request for Invalidation. On June 28, 2024, the Beijing Intellectual Property Court ruled against Apple, upholding the validity of Shanghai Xiao-i’s patent. This ruling validated Shanghai Xiao-i’s intellectual property and paved the way for the subsequent trial.

On July 31, 2024, the Shanghai High Court officially concluded the Patent Infringement Case Trial, and Shanghai Xiao-i is now awaiting the verdict.

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning, and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on April 30, 2024, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Ms. Berry Xia

Email: ir@xiaoi.com